# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Identiv, Inc. (INVE), CIK 0001036044
CUSIP: 45170X205
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2201 Walnut Avenue, Suite 100, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 08/24/2026
Amends the filing with accession number 0001781002-23-000034
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47 th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,247,467; shared voting power 0; sole dispositive power 5,247,467; shared dispositive power 0; aggregate amount beneficially owned 5,247,467 (19.9% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,247,467; shared voting power 0; sole dispositive power 5,247,467; shared dispositive power 0; aggregate amount beneficially owned 5,247,467 (19.9% of the class)
- Andrew Gundlach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 5,247,467; shared voting power 0; sole dispositive power 5,247,467; shared dispositive power 0; aggregate amount beneficially owned 5,247,467 (19.9% of the class)

## Item 1. Security and Issuer
Comment: This Amendment No. 6 (this "Amendment") amends the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on May 8, 2023, as amended by Amendment No. 1 filed with the SEC on October 21, 2023, Amendment No. 2 filed with the SEC on April 4, 2024, Amendment No. 3 filed with the SEC on May 22, 2024, Amendment No. 4 filed with the SEC on March 21, 2025, Amendment No. 5 filed with the SEC on June 25, 2026 and this Amendment (the "Schedule 13D"), with respect to the Common Stock, $0.001 par value (the "Shares"), of Identiv, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On June 24, 2026, Bleichroeder and the Issuer supplemented Section 3(e) of the Governance Letter Agreement (a copy of which is attached as Exhibit 4.1 hereto) (the "Governance Letter Supplement") pursuant to which the Issuer and Bleichroeder clarified the intent of the parties and confirmed their mutual understanding that the proportional voting requirement established by Section 3(e) of the Governance Letter Agreement applies in the event that Bleichroeder holds more than 40% of the Issuer's voting stock for any reason regardless of whether such ownership results from Bleichroeder's purchases of voting stock, Bleichroeder's conversion of shares of nonvoting Series B Preferred Stock into shares of voting stock, the Issuer's repurchases of outstanding voting stock, or from any other cause.

The foregoing description of the Governance Letter Supplement is not complete and is qualified in its entirety by reference to the Governance Letter Supplement included as Exhibit 4.1 to this Amendment No. 6, which is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to include the following:

(a) The disclosure under Item 4 of this Amendment is incorporated herein by reference.

(b) Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 4.1 Governance Letter Supplement dated August 24, 2026 by and among Identiv, Inc and Bleichroeder LP (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on August 24, 2026).

## Signatures
- Bleichroeder LP: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (08/25/2026)
- Bleichroeder Holdings LLC: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (08/25/2026)
- Andrew Gundlach: Andrew Gundlach, Andrew Gundlach, Individual (08/25/2026)